FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

First Majestic Silver Corp. (the "Company" or "First Majestic")
Suite 1800 - 925 West Georgia Street,
Vancouver, B.C. V6C 3L2

ITEM 2. DATE OF MATERIAL CHANGE

March 11, 2021

ITEM 3. NEWS RELEASE

The Company issued a news release on March 12, 2021 that was distributed through the facilities of GlobeNewswire and a copy was subsequently filed on SEDAR.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that it has entered into a definitive agreement effective March 11, 2021 (the "Share Purchase Agreement") whereby First Majestic will acquire all of the issued and outstanding common shares of Jerritt Canyon Canada Ltd. and complete a $30 million private placement with Sprott Mining Inc. ("Sprott Mining").

ITEM 5.1 FULL DESCRIPTION OF MATERIAL CHANGE

First Majestic has entered into the Share Purchase Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Jerritt Canyon Canada Ltd. ("Jerritt Canyon") from Sprott Mining (the "Acquisition") for $470 million in shares of First Majestic plus 5 million First Majestic share purchase warrants.  Concurrent with the Acquisition, Eric Sprott, President of Sprott Mining, will complete a $30 million private placement investment in First Majestic.

TRANSACTION SUMMARY

Under the terms of the Share Purchase Agreement, Sprott Mining will receive 26,719,727 common shares of First Majestic. This represents $470 million in share consideration based on the 20‐day trading volume‐weighted average price of $17.59 per First Majestic share on the New York Stock Exchange for the period ended on March 11, 2021. In addition, Sprott Mining will receive 5 million common share purchase warrants at an exercise price of $20.00 per share for a term of three years. Concurrently, Eric Sprott will make a $30 million private placement in First Majestic at a price of $17.59 per share for a total of 1,705,514 common shares. Upon completion of the Acquisition and private placement, Eric Sprott, through himself or affiliated controlled companies, will own 32,925,241 shares, including current shareholdings, representing approximately 13.1% of the issued and outstanding common shares of First Majestic.

The Acquisition will be effected by way of purchasing 100% of the issued and outstanding shares of Jerritt Canyon Gold Ltd. The Acquisition includes the assumption of certain liabilities and a customary working capital adjustment and is subject to applicable regulatory approvals, including the approval of the TSX and NYSE and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Acquisition is expected to close by April 30, 2021, subject to meeting all applicable closing conditions.

ITEM 5.2 DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact: Keith Neumeyer, President & Chief Executive Officer
Telephone: 604-688-3033

ITEM 9. DATE OF REPORT

March 19, 2021